PRESS RELEASE                            LIFE SCIENCES RESEARCH, INC.
                                         (OTCBB: LSRI)

                                         PO Box 2360
                                         Mettlers Road
                                         East Millstone, NJ 08875-2360

                                         For Further Information:
                                         Richard Michaelson
                                         Phone:   US: (732) 649-9961
                                         e-mail: LifeSciencesResearch@LSRinc.net



October 28, 2004

                LSR ANNOUNCES THIRD QUARTER RESULTS OF $0.15 EPS


East Millstone, New Jersey, October 28, 2004 - Life Sciences Research, Inc. (OTCBB: LSRI) announced today that revenues for the quarter ended September 30, 2004 were $40.9 million, operating income was $4.5 million, or 11.1% of revenues, and EBITDA excluding foreign exchange remeasurement gains associated with the Company's Bonds was $7.0 million, or 17.0% of revenues, each a five-year record high and an improvement on the quarter ended June 30, 2004.

Revenues for the quarter were 24.9% above the revenues for the same period in the prior year of $32.7 million. Excluding the effect of exchange rate movements, the increase was 13.4%. The Company reported net income for the quarter ended September 30, 2004 of $1.8 million, compared with $0.4 million for the quarter ended September 30, 2003. Net income per common share for the quarter ended September 30, 2004 was $0.15 compared with $0.03 in the quarter ended September 30, 2003.

The net income in the three months ended September 30, 2004 included Other Expenses of $0.1 million reflecting a non-cash foreign exchange remeasurement loss pertaining to the Convertible Capital Bonds. In the three months ended September 30, 2003, Other Income of $0.3 million comprised a non-cash foreign exchange remeasurement gain pertaining to the Convertible Capital Bonds.
Excluding these non cash items and related tax effect, net income for the current quarter was $1.9 million, or $0.15 per common share, compared to $0.2 million, or $0.02 per common share in the prior year, and Earnings before Interest, Taxes, Depreciation and Amortization ("EBITDA") was $7.0 million for the third quarter of 2004, or 17.0% of revenues, compared with $3.9 million, or 11.9% of revenues, for the same period in the prior year.


Net cash generated by operating activities totaled $8.2 million in the third quarter of 2004 (compared with a use of funds of $0.2 million in third quarter
2003), after generating $2.9 million from a reduction in working capital (use of $2.4 million from an increase in working capital in 2003). Capital expenditure totaled $2.4 million in the third quarter of 2004.

Revenues for the nine months ended September 30, 2004 of $116.4 million were 19.7% above revenues for the same period last year of $97.3 million. Excluding the effect of exchange rate movements, the increase was 8.6%. Operating Income for that period was $10.8 million, or 9.3% of revenues compared to $5.1 million, or 5.2% of revenues in the prior year. The Company reported net income for the nine months ended September 30, 2004 of $4.4 million, compared with $1.9 million in the same period last year. Net income per common share for the nine months ended September 30, 2004 was $0.36 compared with $0.16 in the same period last year.

The net income in the nine months ended September 30, 2004 included Other Income of $0.6 million reflecting a non-cash foreign exchange remeasurement gain pertaining to the Convertible Capital Bonds. In the nine months ended September 30, 2003, Other Income of $2.0 million comprised a non-cash foreign exchange remeasurement gain of $1.4 million pertaining to the Convertible Capital Bonds and a $0.6 million gain on the repurchase of Capital Bonds. Excluding these non cash items and related tax effect, net income for the first nine months of 2004 was $4.0 million or $0.33 per common share, compared with $0.5 million or $0.04 per common share in the prior year and EBITDA was $17.9 million, or 15.4% of revenues, compared with $11.5 million, or 11.8% of revenues, in the same period of 2003.

Net cash generated by operating activities in the first nine months of 2004 was $12.0 million (2003 $1.3 million) after using $1.4 million in increased working capital ($5.7 million in 2003). Capital expenditure in the first nine months of 2004 totaled $7.0 million ($5.7 million in 2003).

Cash on hand at September 30, 2004 was $20.8 million ($17.3 million at December 31, 2003). Long-term debt was $87.4 million at September 30, 2004 compared with $87.6 at December 31, 2003, the reduction mainly due to exchange rate movements.

Andrew Baker, LSR's Chairman and CEO said, " My thanks to our management and staff for another milestone quarter. This was our 15th consecutive quarter of revenue growth and this quarter's 11% operating profit moves us a step closer to our target of industry-level margins. With strong invoicing and collections we ended the quarter with over $20 million of cash, and we continue to invest in our facilities and equipment, including upgrades of our data collection and reporting systems."

Brian Cass, LSR's President and Managing Director said, "Our third quarter results were a reflection of strong demand in our industry, the success that LSR is having in winning new studies, and our attention to continuous improvement in our operating performance. Commitment to customer service has helped us achieve another quarter of excellent orders, 44% ahead of last year for the Group, and an all time record high for our UK laboratories. Looking forward we continue to see strong demand from our pharmaceutical and biotech clients, and particularly from some of the world's leading drug development companies as they invest in growth of their early stage pipelines. These order and demand levels are now translating into attractive revenue growth and provide us with optimism as we look into future years.

LSR will hold an investor conference call to discuss the quarter's results on Friday morning, October 29, 2004 at 10:00 Eastern time. That call can be listened to by dialing (210) 839-8725 (within U.S.) or (001) 210-839-8725
(outside U.S.); pass code 58804. We suggest calling five minutes prior to the scheduled call.

Life Sciences Research, Inc. is a global contract research organization providing product development services to the pharmaceutical, agrochemical and biotechnology industries. LSR brings leading technology and capability to support its clients in non-clinical safety testing of new compounds in early stage development and assessment. The purpose of this work is to identify risks to humans, animals or the environment resulting from the use or manufacture of a wide range of chemicals which are essential components of LSR's clients' products. The Company's services are designed to meet the regulatory requirements of governments around the world. LSR operates research facilities in the United States (the Princeton Research Center, New Jersey) and the United Kingdom (Huntingdon and Eye, England).

This announcement contains statements that may be forward-looking as defined by the Private Securities Litigation Reform Act of 1995. These statements are based largely on LSR's expectations and are subject to a number of risks and uncertainties, certain of which are beyond LSR's control, as more fully described in the Company's SEC filings, including its Form 10-K for the fiscal year ended December 31, 2003, as filed with the US Securities and Exchange Commission.



                              - tables to follow -


                           Life Sciences Research Inc.
                             Statement of Operations

                                    Unaudited




                                                          Three months ended             Nine months ended
                                                             September 30                   September 30

(Dollars in thousands, except per share data)            2004           2003            2004            2003

Net revenues                                             $40,855         $32,723       $116,406         $97,287
Cost of revenues                                        (29,674)        (26,164)       (87,220)        (76,979)
                                                      -----------    ------------    -----------     -----------
Gross profit                                              11,181           6,559         29,186          20,308
Selling, general and administrative expenses             (6,659)         (5,189)       (18,345)        (15,505)
Other operating expenses                                       -             387              -             255
                                                      -----------    ------------    -----------     -----------
Operating income                                           4,522           1,757         10,841           5,058
Interest income                                               13              10             41              49
Interest expense                                         (1,689)         (1,464)        (4,858)         (4,616)
Other (expense)/income                                     (105)             308            625           2,037
                                                      -----------    ------------    -----------     -----------
Income before income taxes                                 2,741             611          6,649           2,528
Income tax expense                                         (945)           (215)        (2,261)           (630)
                                                      -----------    ------------    -----------     -----------
Net income                                                $1,796            $396         $4,388          $1,898
                                                      -----------    ------------    -----------     -----------

Income per common share
- Basic                                                    $0.15           $0.03          $0.36           $0.16
- Diluted                                                  $0.13           $0.03          $0.33           $0.15

Weighted average common shares outstanding
- Basic     (000's)                                       12,166          11,932         12,085          11,932
- Diluted  (000's)                                        13,914          12,271         13,369          12,920




                           Life Sciences Research Inc.
                                  Balance Sheet

(Dollars in thousands, except per share data)                       September 30,           December 31,
                                                                             2004                   2003
ASSETS                                                                  Unaudited                Audited
Current assets:
Cash and cash equivalents                                                 $20,801                $17,271
Accounts receivable, net of allowance of $576 and $561 in
    2004 and 2003 respectively                                             27,672                 17,515
Unbilled receivables                                                       11,972                  8,246
Inventories                                                                 1,858                  1,901
Prepaid expenses and other current assets                                   3,761                  4,610
                                                                  ----------------       ----------------
Total current assets                                                       66,064                 49,543

Property and equipment, net                                               102,766                101,547
Goodwill                                                                      843                    832
Unamortized Capital Bonds issue costs                                         299                    429
Deferred income taxes                                                       3,140                  3,922
                                                                  ----------------       ----------------
Total assets                                                             $173,112               $156,273
                                                                  ----------------       ----------------
                                                                  ----------------       ----------------

LIABILITIES AND SHAREHOLDERS' EQUITY/(DEFICIT)
Current liabilities:
Accounts payable                                                           $9,499                $12,508
Accrued payroll and other benefits                                          4,859                  4,152
Accrued expenses and other liabilities                                     19,531                 13,695
Short term debt                                                               269                    338
Fees invoiced in advance                                                   31,006                 22,761
                                                                   ---------------       ----------------
Total current liabilities                                                  65,164                 53,454

Long-term debt                                                             87,350                 87,560
Pension liabilities                                                        21,793                 21,414
Deferred income taxes                                                       3,786                  2,291
                                                                   ---------------       ----------------
Total liabilities                                                         178,093                164,719
                                                                   ---------------       ----------------

Commitments and contingencies                                                   -                      -

Shareholders' equity/(deficit)
Voting Common Stock, $0.01 par value.  Authorized 50,000,000
Issued and outstanding at September 30, 2004: 12,272,929
(December 31, 2003: 12,034,883)                                               123                    120
Non-Voting Common Stock, $0.01 par value.  Authorized 5,000,000
Issued and outstanding: None                                                    -                      -
Preferred Stock, $0.01 par value.  Authorized 5,000,000
Issued and outstanding: None                                                    -                      -
Paid in capital                                                            75,257                 75,101
Less: Promissory notes for the issuance of common stock                     (627)                  (661)
Accumulated comprehensive loss                                           (24,089)               (22,973)
Accumulated deficit                                                      (55,645)               (60,033)
                                                                   ---------------       ----------------
Total shareholders' equity /(deficit)                                     (4,981)                (8,446)
                                                                   ---------------       ----------------
Total liabilities and shareholders' equity /(deficit)                    $173,112               $156,273
                                                                   ---------------       ----------------
